

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2015

Mr. Charles Herlinger
Chief Financial Officer
Orion Engineered Carbons S.A.
15 Rue Edward Steichen
L-2540 Luxembourg, Grand Duchy of Luxembourg

> **Re:** **Orion Engineered Carbons S.A.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed March 4, 2015**
> **File No. 1-36563**

Dear Mr. Herlinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects, page 38

1. Please expand your disclosures related to finance costs, net to discuss each of the significant underlying components of this amount and the factors that resulted in material fluctuations in each of these components from period to period. For example, for the year ended December 31, 2014, you discuss income of €38.1 million related to short-term foreign currency hedges used to offset your exposure to U.S. Dollar-denominated financings; however, you do not discuss the fact that you also recognized €28.9 million of unrealized foreign currency losses related to your U.S. Dollar-denominated financings. Similarly in your Form 6-K filed on May 7, 2015, we note that there are significant individual components of finance costs, net including €17.5 million of gains and €20.4 million of losses from foreign currency revaluation during the three months ended March 31, 2015.

Financial Statements

Notes to the Financial Statements

(2) Basis of Presentation

(2.4) Currency Translation, page F-12

2. During the earnings call held on May 8, 2015, we note your CEO stated, "…we want to make sure that we really fully understand the currency effects of running this business of a functional US dollar," which appears to indicate that you are considering changing functional currencies. Please confirm to us that you understand that the determination of the functional currency under IAS 21 is a matter of fact and not a policy election.

(9.5) Contingent Liabilities and Other Financial Obligations, page F-51

EPA Action

3. We note that you have been in discussions with the U.S. Environmental Protection Agency and U.S. Department of Justice since November 2013 to resolve the notice and finding of violations received. With reference to your settlement proposal and the EPA's November 2014 revised specifications and demand terms, please help us better understand why you were not unable to estimate the amount of your obligations related to these matters as of December 31, 2014. Refer to IAS 37.14, IAS 37.25 through 26, and IAS 37.36 through 50. We remind you that IAS 37.86 requires to you to disclose an estimate of the financial effect for each class of a contingent liability, where practicable, unless the possibility of any outflow in settlement is remote. Please tell us the current status of these matters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief